Exhibit 23

INDEPENDENT AUDITORS' CONSENT

To the Board of Directors and Stockholders
Abatix Corp.:

We consent to the incorporation by reference in registration statement No. 333-95187 on Form S-3 of Abatix Corp. of our report dated March 5, 2004 relating to the consolidated balance sheets of Abatix Corp. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows and the related financial statement schedule for each of the years in the three year period ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 10-K of Abatix Corp.

KMPG LLP

Dallas, Texas
March 29, 2004